

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 13, 2011

Mr. Stan Larson, President
Trudy Corporation
1810 East Sahara Ave, Suite 1517
Las Vegas, Nevada 89104

> **Re:** **Trudy Corporation**
> **Form 10-KSB for the year ended March 31, 2008**
> **File No. 000-16056**

Dear Mr. Larson:

We issued comments to you on the above captioned filing on April 2, 2009. As of this date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 27, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 27, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Kristin Shifflett at (202) 551-3381 if you have any questions.

Sincerely,

David R. Humphrey
Branch Chief